SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

AB
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TNP Securities LLC

Client Name

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Main Street, Suite 700
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Maurer (949)833-8252
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen LLP
(Name - *if individual, state last, first, middle name*)

18401 Von Karmen 5th Floor, Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018662

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/16

OATH OR AFFIRMATION

I, **Jack Maurer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TNP Securities, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>ACKNOWLEDGMENT</u>

STATE OF CALIFORNIA)
)
COUNTY OF ORANGE)

On February 23, 2011 before me, Bhriza Camacho, the undersigned, a Notary Public in and for said State, personally appeared Jack R Maurer who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature

Name: Bhriza Camacho
(typed or printed)

BHRIZA CAMACHO
Commission # 1812246
Notary Public - California
Orange County
My Comm. Expires Sep 5, 2012

(Seal)

TNP Securities LLC

Financial Report
December 31, 2010

Contents

McGladrey

Independent Auditor's Report on the Financial Statements

To the Member
TNP Securities LLC
Irvine, CA

We have audited the accompanying statement of financial condition of TNP Securities LLC (the Company) as of December 31, 2010, and the related statements of operations, member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Irvine, CA
February 22, 2011

TNP Securities LLC

Statement of Financial Condition
December 31, 2010

Assets

Cash	$	45,617
Due From Affiliates		35,593
Prepaid Expenses		39,758
	$	120,968

Liabilities and Member's Equity

Liabilities, accrued expenses	$	25,702
Member's Equity		95,266
	$	120,968

See Notes to Financial Statements.

TNP Securities LLC

Statements of Operations and Member's Equity
Year Ended December 31, 2010

Operations	
Revenues:	
Broker-dealer commissions	$ 1,890,765
Dealer manager fees	858,666
Wholesaling commissions	260,800
Total revenues	3,010,231
Operating expenses:	
Broker-dealer commissions and dealer manager fees	1,907,120
Marketing, due diligence and other	407,123
Wholesaling commissions and other compensation	157,240
Professional fees and other	465,255
Total operating expenses	2,936,738
Interest expense	711
Net income	$ 72,782

Member's Equity	
Balance, December 31, 2009	$ 54,984
Capital contributions	10,000
Net income	72,782
Capital distributions	(42,500)
Balance, December 31, 2010	$ 95,266

See Notes to Financial Statements.

TNP Securities LLC

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities		
Net income	$	72,782
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets:		
Decrease in receivables from broker-dealers		18,758
Increase in due from affiliates		(28,443)
Increase in prepaid expenses		(19,009)
Change in liabilities:		
Increase in accrued expenses		1,927
Net cash provided by operating activities		46,014
Cash Flows From Financing Activities		
Capital distributions		(42,500)
Proceeds from capital contributions		10,000
Net cash used in financing activities		(32,500)
Net increase in cash		13,514
Cash		
Beginning of year		32,103
End of year	$	45,617
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	$	711

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: TNP Securities LLC (the Company) is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company was registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) effective July 2009. The Company's principal business is to act as the sales agent or dealer manager of various investment trusts, in which the adviser is affiliated with the Company through common management and control.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Revenue recognition: Commission, dealer manager, service fees, wholesale commission, marketing and due diligence revenues are recognized on the date the investor acquires an interest in the offerings, which is upon receipt of funds. Such revenues are defined in the private offering memorandums or registration statement of such offerings.

Personal assets and liabilities and income taxes: In accordance with the generally accepted method of presenting limited liability company (LLC) financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive shares of net income of the Company, or any provision for federal income taxes.

As an LLC, the Company is taxed as a partnership under sections of federal and various state income tax laws which provide that, in lieu of corporate income taxes, the member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements include an insignificant provision for corporation income taxes only to the extent that the Company is subject to state tax under provisions which require a minimum franchise tax and an LLC fee determined on gross receipts on this type of entity. It is the Company's policy to distribute funds to its member in sufficient amounts to satisfy the member's respective personal income tax liabilities resulting from its pro rata share of the Company's operating results.

The Company adopted the guidance for accounting for uncertainty in tax positions taken or expected to be taken on a tax return. The tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of operating expenses. The Company evaluated the provisions of this guidance and the adoption did not have a material impact on the Company's financial position and results of operations.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Accrued Expenses

Accrued expenses consist primarily of operating expenses and commissions payable to the Company's registered representatives for capital raised in securities offerings.

Note 3. Related-Party Transactions

Revenue: Substantially all revenue is earned by the Company for introducing registered representatives of nonaffiliated broker-dealers to the various investment trusts, in which the adviser is affiliated with the Company through common management and control.

Expenses: For the year ended December 31, 2010, the Company paid approximately $119,793 in fees to a company affiliated through common management and control. This affiliate provided office space and administrative services to the Company.

Note 4. Net Capital Rule

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2010, the Company had net capital of $19,915, which was $14,915 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.29 to 1.

Note 5. Customer Protection Rule

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer, and that it does not hold funds or securities for, or owe money or securities to, customers.

Note 6. Member's Capital

Management and membership interests: The membership interests consist of one class of LLC interests, identified as membership interests. The business affairs and powers of the Company are managed by the member. The liability of the member is limited to its capital contribution made to the LLC.

Net profit allocation: Net income, loss, capital gains and cash distributions are allocated to the membership interest holder in accordance with the provisions of the Company's operating agreement. The Company's operating agreement provides that all items of net income, loss, capital gains and cash distributions be allocated among the members based upon their respective percentage interests.

TNP Securities LLC

Schedule 1—Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year Ended December 31, 2010

Total member's equity	$	95,266
Less deductions or charges, prepaid expenses and due from affiliates		75,351
Net capital		19,915
Minimum net capital requirement		5,000
Excess net capital	$	14,915
Aggregate indebtedness, accrued expenses	$	25,702
Ratio of aggregate indebtedness to net capital		1.29

Statement Pursuant to Paragraph (d) of Rule 17a-5: There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2010.

Schedule 2—Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(1) of that Rule.

Schedule 3—Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(1) of that Rule.

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report on Internal Control

To the Member
TNP Securities LLC
Irvine, CA

In planning and performing our audit of the financial statements of TNP Securities LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Irvine, CA
February 22, 2011

TNP Securities LLC

Schedule of Assessment and Payments General
Assessment Reconciliation (Form SIPC-7)
December 31, 2010

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

To the Member
TNP Securities LLC
Irvine, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TNP Securities LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Irvine, CA
February 22, 2011